a2a
energie in comune

RECEIVED
9 JUN -8 P 1:21

FILE NO. 82-4911

09046300

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

May 29, 2009

AEM SPA

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

p. Maria Angela Nardone

Encl.

dlw 6/8

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

FILE NO. 82-4911

a2a
energie in comune

PRESS RELEASE

Brescia, 29 May 2009 – Today the Ordinary Meeting of the shareholders of A2A S.p.A., convened to deliberate the proposed allocation of the financial year 2008 profits and the distribution f the dividend, the revocation of some components of the Supervisory Committee and the appointment of new Supervisory Committee, was postponed at the request of the shareholders representing the Comune di Brescia and the Comune di Milano (the municipal authorities of Brescia and Milan) – pursuant to art. 2374 of the Italian Civil Code, to 10.00 a.m. on 3 June 2009. The request for this postponement was motivated b y the need to acquire further information on the items on the agenda for today's meeting.

For further information:
Communication and Public Relations – Press Office
Tel. +39 02 7720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. +39 02 7720.3879 - ir@a2a.eu
www.a2a.eu